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                             August 17, 2020

       Mark Learmonth
       Chief Financial Officer
       Caledonia Mining Corp Plc
       B006 Millais House
       Castle Quay
       St Helier
       Jersey Channel Islands JE3 3EF

                                                        Re: Caledonia Mining
Corp Plc
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2019
                                                            Filed March 31,
2020
                                                            File No. 001-38164

       Dear Mr. Learmonth:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2019 filed March 31,
2020

       Item 4 - Information on the Company
       D. Property, Plant and Equipment
       Mineral Reserve Calculations, page 32

   1. Please clarify the reporting date of your mineral reserves and ensure your mineral reserves correspond to your
fiscal year end. In your response please provide an annual reserve reconciliation
corresponding to the reserve number in your February 13, 2018 technical report as referenced in
your filing.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Mark Learmonth
Caledonia Mining Corp Plc
August 17, 2020
Page 2

       You may contact John Coleman at 202-551-3610 or Gus Rodriguez at 202-551-3752 if
you have questions regarding the comments.



FirstName LastNameMark Learmonth                       Sincerely,
Comapany NameCaledonia Mining Corp Plc
                                                       Division of Corporation
Finance
August 17, 2020 Page 2                                 Office of Energy &
Transportation
FirstName LastName